

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2011

Via E-mail
Cal Lai
President and Chief Executive Officer
SinoBiomed, Inc.
Room 4304, 43/F China Resources Building
26 Harbour Road
Wan Chai, Hong Kong

> **Re:** **SinoBiomed, Inc.**
> **Preliminary Information Statement**
> **Filed June 17, 2011**
> **Revised Preliminary Information Statement**
> **Filed June 23, 2011**
> **File No. 000-51815**

Dear Mr. Lai:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Dawn Bernd-Schulz
Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, NW
Washington, DC 20037-1122